Genco Resources Ltd. Suite 550 – 999 W. Hastings Street Vancouver, BC Canada V6C 2W2 TSX: GGC	T (604) 682-2205 F (604) 682-2235 www.gencoresources.com info@gencoresources.com

Genco Reports Financial Results for First Quarter

May 14, 2010 – Vancouver, BC – Genco Resources Ltd. (TSX: GGC) announces results for the financial period ended March 31, 2010. The full version of the financial statements and the management discussion and analysis are available on SEDAR at www.sedar.com and on Genco’s website at www.gencoresources.com.

Genco recorded a net loss of $1,481,896 for the quarter ended March 31, 2010, compared with a net gain of $592,482 for the corresponding period of 2009. Expenses for the quarter consisted mainly of general administrative costs in Canada and Mexico, and costs associated with restarting operations at the Company’s La Guitarra Mine in Mexico. On March 31, 2010 Genco had total assets of $40,076,834 including $4,046,798 in cash.

During the quarter significant progress was made towards restarting operations at La Guitarra. Subsequent to the end of the quarter the Company received confirmation all permits required to resume mining are in place. La Guitarra mill began processing stockpiled material on a limited basis in April. Genco expects mine production and mill throughput to progressively increase during the remainder of the year.

About Genco Resources Ltd.

Genco Resources Ltd. is a publicly traded mining company focused on developing its core asset, the producing La Guitarra silver-gold property located in the Temascaltepec Mining District of Mexico. La Guitarra Mine presently consists of two underground operation centres and a flotation mill with a proven capacity of 320 tonnes per day. Genco recently completed a Feasibility Study, which evaluated a ten-fold expansion of existing mining operations at La Guitarra Mine to 3,000 tonnes per day.

For further information, please contact:

Mr. Wayne Moorhouse
Chief Financial Officer
Telephone: (604) 682-2205 ext. 225
wmoorhouse@gencoresources.com

This news release may contain certain forward-looking statements that involve risks and uncertainties such as statements of the Company’s plans, objectives, strategies, expectations, and intentions. The words “may”, “would”, “could”, “will”, “intend”, “plan”, “believe”, “estimate”, “expect” and similar expressions, as they relate to the Company, or its management, are intended to identify such forward-looking statements. Many factors could cause the Company’s actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including those factors discussed below and in filings made with the Canadian securities regulatory authorities. Should one or more of these risk factors or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected. The Company does not intend, and does not assume any obligation to update these forward-looking statements.

The Toronto Stock Exchange has not reviewed the contents of this release and does not accept responsibility for the accuracy of the contents of this release.